Issuer Free Writing Prospectus Filed
Pursuant to Rule 433
Relating to the Preliminary Prospectus
Supplement, dated June 29, 2021
to Prospectus, dated August 9, 2018
Registration Statement No. 333-226726

NEW YORK MORTGAGE TRUST, INC.
6.875% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet
June 29, 2021

Issuer:	New York Mortgage Trust, Inc.
Securities Offered:	6.875% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock
Shares Offered:	5,000,000 shares
Over-Allotment Option:	750,000 shares
Trade Date:	June 29, 2021
Settlement and Delivery Date:	July 7, 2021 (T + 5)
Public Offering Price:	$25.00 liquidation preference per share; $125,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)
Underwriting Discount:	$0.7875 per share; $3,937,500 total (assuming the over-allotment option is not exercised)
Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $121,062,500 total (assuming the over-allotment option is not exercised)

Dividend Rate:	(i) From and including the original issue date to, but excluding, October 15, 2026 (the “Fixed Rate Period”), at a fixed rate equal to 6.875% per annum of the $25.00 per share liquidation preference (equivalent to $1.71875 per annum per share) and (ii) from and including October 15, 2026 (the “Floating Rate Period”), at a floating rate equal to a Benchmark rate, which is expected to be the Three-Month Term SOFR (as defined in the Preliminary Prospectus Supplement), plus a spread of 6.130% per annum of the $25.00 per share liquidation preference; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero, in each case, only when, as and if declared
Dividend Payment Date:	Quarterly cumulative dividends in arrears on the 15th day of each January, April, July and October, when and as authorized and declared, provided that if any dividend payment date is not a business day, then (i) in the Fixed Rate Period, the dividend which would otherwise have been payable on that dividend payment date will instead be paid on the immediately succeeding business day and (ii) in the Floating Rate Period, the dividend payment date will be the immediately succeeding business day. The first dividend is scheduled to be payable on October 15, 2021 (long first dividend period) in the amount of $0.4679 per share and will be paid to the persons who are the holders of record of the Series F Preferred Stock at the close of business on the corresponding record date
Dividend Record Date:	The first day of the calendar month (whether or not a business day) in which the applicable payment date falls; the first dividend record date will be October 1, 2021
Liquidation Preference:	$25.00 per share
Optional Redemption Date:	October 15, 2026
Conversion Rights:

Share Cap: 11.21076

Exchange Cap: Subject to certain adjustments, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed the product of the Share Cap times the aggregate number of shares of the Series F Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent Alternative Conversion Consideration, as applicable).

If the Common Stock Price is less than $2.23 (which is 50% of the per share closing price of our common stock reported on the Nasdaq Global Select Market on June 28, 2021), subject to adjustment in certain circumstances, the holders of the Series F Preferred Stock will receive a maximum of 11.21076 shares of our common stock per share of Series F Preferred Stock.

Proposed Nasdaq Capital Market Listing Symbol:	NYMTL
CUSIP:	649604865

ISIN:	US6496048652
Book-Running Manager:	Raymond James & Associates, Inc.

The issuer has filed a registration statement (including a base prospectus dated August 9, 2018) and a preliminary prospectus supplement, dated June 29, 2021, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and related preliminary prospectus supplement if you request them from Raymond James & Associates, Inc. by calling toll-free (800) 248-8863.

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